LIVE NATION, INC.

9348 Civic Center Drive

Beverly Hills, California 90210

November 6, 2009

VIA EDGAR AND FACSIMILE

Amanda Ravitz

Branch Chief – Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Nation, Inc.
Registration Statement on Form S-4 (File No. 333-159991)

Ladies and Gentlemen:

Live Nation, Inc. (the “Registrant”) respectfully confirms its oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2009 (Registration No. 333-159991) (as amended, the “Registration Statement”), so that such Registration Statement will be declared effective at 2:00 p.m. Eastern Standard Time on November 6, 2009 or as soon as practicable thereafter.

The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LIVE NATION, INC.

By:	/s/ Kathy Willard
Name: Kathy Willard Title: Chief Financial Officer